Exhibit 99.1

Lufax Reports Fourth Quarter and Full Year 2021 Financial Results

SHANGHAI, China, March 9, 2022 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021. In addition, Lufax announced a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) with a record date of April 8, 2022 and a new US$500 million share repurchase program.

Fourth Quarter 2021 Financial Highlights

•	Total income increased by 19.2% to RMB15,831 million (US$2,484 million) in the fourth quarter of 2021 from RMB13,286 million in the same period of 2020.

•	Net profit increased by 1.7% to RMB2,896 million (US$454 million) in the fourth quarter of 2021 from RMB2,847 million in the same period of 2020.

•	Non-IFRS adjusted net profit[1] increased by 19.7% to RMB3,409 million (US$535 million) in the fourth quarter of 2021 from RMB2,847 million in the same period of 2020.

(In millions except percentages, unaudited)	Three Months Ended December 31,				Twelve Months Ended December 31,
	2020	2021		YoY	2020	2021		YoY
	RMB	RMB	USD		RMB	RMB	USD
Total income	13,286	15,831	2,484	19.2%	52,046	61,835	9,703	18.8%
Total expenses	(9,106)	(11,492)	(1,803)	26.2%	(34,136)	(38,435)	(6,031)	12.6%
Total expenses excluding credit and asset impairment losses, financial costs and other gains/(losses) - net	(7,982)	(8,302)	(1,303)	4.0%	(28,612)	(30,194)	(4,738)	5.5%
Credit and asset impairment losses	(992)	(3,222)	(506)	224.8%	(3,042)	(7,745)	(1,215)	154.6%
Financial costs and other gains/(losses) - net	(132)	32	5	(124.2%)	(2,481)	(496)	(78)	(80.0%)
Net profit	2,847	2,896	454	1.7%	12,276	16,709	2,622	36.1%
Non-IFRS adjusted net profit	2,847	3,409	535	19.7%	13,602	17,561	2,756	29.1%
Net margin	21.4%	18.3%	18.3%	NA	23.6%	27.0%	27.0%	NA
Non-IFRS adjusted net margin	21.4%	21.5%	21.5%	NA	26.1%	28.4%	28.4%	NA

Fourth Quarter 2021 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 21.3% to RMB661.0 billion as of December 31, 2021 from RMB545.1 billion as of December 31, 2020.

•	New loans facilitated increased by 14.3% to RMB151.6 billion in the fourth quarter of 2021 from RMB132.7 billion in the same period of 2020.

[1]	Please refer to “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” for reconciliation between IFRS and non-IFRS metrics.

•	Cumulative number of borrowers increased by 16.4% to approximately 16.8 million as of December 31, 2021 from approximately 14.5 million as of December 31, 2020.

•	During the fourth quarter of 2021, excluding the consumer finance subsidiary, 79.6% of new loans facilitated were disbursed to small business owners, up from 74.4% in the same period of 2020.

•

As of December 31, 2021, excluding the consumer finance subsidiary, outstanding balance of loans facilitated with guarantees from credit enhancement partners accounted for 78.9% of the total outstanding balance of loans facilitated, down from 89.4% as of December 31, 2020.

•	During the fourth quarter of 2021, excluding the consumer finance subsidiary, the Company bore risk on 20.8% of its new loans facilitated, up from 10.0% in the same period of 2020.

•	As of December 31, 2021, including the consumer finance subsidiary, the Company bore risk on 16.6% of its outstanding balance, up from 6.3% as of December 31, 2020.

•	For the fourth quarter of 2021, the Company’s retail credit facilitation revenue take rate[2] based on loan balance was 9.0%, as compared to 9.1% for the fourth quarter of 2020.

•

C-M3 flow rate[3] for the total loans the Company had facilitated was 0.5% in the fourth quarter of 2021, as compared to 0.4% in the third quarter of 2021. Flow rates for the general unsecured loans and secured loans the Company had facilitated were 0.6% and 0.2%, respectively in the fourth quarter of 2021, as compared to 0.5% and 0.1%, respectively in the third quarter of 2021.

•

Days past due (“DPD”) 30+ delinquency rate[4] for the total loans the Company had facilitated was 2.2% as of December 31, 2021, as compared to 1.9% as of September 30, 2021. DPD 30+ delinquency rate for general unsecured loans was 2.6% as of December 31, 2021, as compared to 2.2% as of September 30, 2021. DPD 30+ delinquency rate for secured loans was 0.8% as of December 31, 2021, as compared to 0.5% as of September 30, 2021.

•

DPD 90+ delinquency rate[5] for the total loans facilitated was 1.2% as of December 31, 2021, as compared to 1.1% as of September 30, 2021. DPD 90+ delinquency rate for general unsecured loans was 1.5% as of December 31, 2021, as compared to 1.3% as of September 30, 2021. DPD 90+ delinquency rate for secured loans was 0.4% as of December 31, 2021, as compared to 0.3% as of September 30, 2021.

Wealth management business:

•	Total number of registered users grew to 51.6 million as of December 31, 2021 from 46.2 million as of December 31, 2020.

•	Total number of active investors grew to 15.5 million as of December 31, 2021 from 14.9 million as of December 31, 2020.

[2]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[3]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from flow rate estimation.

[4]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

[5]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

•	Total client assets grew by 1.4% to RMB432.7 billion as of December 31, 2021 from RMB426.6 billion as of December 31, 2020.

•	The 12-month investor retention rate was 96.1% as of December 31, 2021, as compared to 96.8% as of December 31, 2020.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 81.0% as of December 31, 2021 from 75.5% as of December 31, 2020.

•

During the fourth quarter of 2021, the annualized take rate[6] for current products and services on the Company’s wealth management platform was 64.0 bps, up from 44.1 bps during the third quarter of 2021.

Mr. Ji Guangheng, Chairman of Lufax, commented, “During 2021, we sustained our business growth, enhanced our regulatory compliance status, and maintained our overseas listing standard. Aligning with new industry regulations, we have completed the vast majority of our business transformation initiatives and are on track to complete the remainder in an orderly manner. On the business licensing front, we possess not only guarantee licenses through our locally approved subsidiaries, but also a consumer finance license which equips us with a far greater allowable leverage ratio than that being considered for the proposed national micro-lending license. In addition, having abundant capital reserves and licensing eligibility, we have already made preparations and stand ready to apply for any new licenses if necessary. Looking ahead, we will continue to leverage the competitive advantages born out of our unique business model, methodically execute our strategic adjustments, reward our shareholders through share repurchases and dividend payouts, empower small business owners with high-quality financial services, and deliver growing value for our shareholders and society at large.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “We closed 2021 with strong financial and operating results in the fourth quarter. During 2021, we deftly executed a number of operational adjustments to ensure the sustainability of our long-term growth and profitability. We succeeded in maintaining our overall net profit margins and unit economics for our retail credit facilitation business while continually reducing the average APR of our loan portfolio. Operationally, we fully aligned our business with regulatory requirements, continued our transition toward a more sustainable risk-sharing model, and improved our direct salesforce productivity. In our wealth management business, we deepened our product reform to place greater emphasis on serving high-value clients and providing high take-rate products, thus sequentially boosting our take rate by 19.9 basis points in the fourth quarter. Looking ahead, we will continue to closely monitor our new loan sales, optimize our channel mix, improve our asset quality, and increase our direct salesforce productivity. Having established a strong track record of executing transformational initiatives, we strive to evolve our business further to capture emerging opportunities amidst a rapidly changing environment.”

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “We attribute our solid financial results in the fourth quarter of 2021 to stable unit economics, steady loan volume growth, high loan portfolio quality, and improved wealth management take rates. Both our full year revenues and net profit exceeded the high end of our previously announced guidance range. Our total income increased by RMB2.5 billion or 19.2% year over year to RMB15.8 billion in the fourth quarter. While our total expenses increased by RMB2.4 billion or 26.2% year over year primarily as a result of our increased credit risk exposure and a one-time asset impairment cost, our operating related costs remained flat thanks to our efficiency gains. Excluding the one-time asset impairment cost, our non-IFRS adjusted net profit increased by 19.7% to reach RMB3.4 billion. For the full year 2022, we expect new loans facilitated to grow by 9%—12%, with the pace of growth accelerating noticeably in the second half of the year as we complete our channel optimization initiatives. At the same time, we expect to grow our total annual income by 10%—12% while increasing our operating related costs at a much slower pace of 6%—8%. Given that we initiated our risk-sharing business model and started to take on more credit risk in the first half of 2021, we expect the increase in our credit-related provision cost to taper off in the second half of 2022, thus the credit cost will be normalized, and should lead to a net profit growth of 11%—13% for the full year.“

[6]

The take rate for the wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products.

Fourth Quarter 2021 Financial Results

TOTAL INCOME

Total income increased by 19.2% to RMB15,831 million (US$2,484 million) in the fourth quarter of 2021 from RMB13,286 million in the same period of 2020. The Company’s total income mix changed with the evolution of its business model, as it bore more credit risk and increased funding from consolidated trust plans that provided lower funding costs.

	Three Months Ended December 31,
(In millions except percentages, unaudited)	2020		2021		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	9,859	74.2%	8,836	55.8%	(10.4%)
Retail credit facilitation service fees	9,283	69.9%	8,128	51.3%	(12.4%)
Wealth management transaction and service fees	576	4.3%	708	4.5%	22.9%
Net interest income	2,333	17.6%	4,234	26.7%	81.5%
Guarantee income	256	1.9%	1,635	10.3%	538.7%
Other income	452	3.4%	769	4.9%	70.1%
Investment income	386	2.9%	359	2.3%	(7.0%)
Share of net profits of investments accounted for using the equity method	(1)	(0.0%)	(2)	(0.0%)	100.0%
Total income	13,286	100%	15,831	100%	19.2%

•

Technology platform-based income decreased by 10.4% to RMB8,836 million (US$1,387 million) in the fourth quarter of 2021 from RMB9,859 million in the same period of 2020 due to the decrease in retail credit facilitation service fees, partially offset by the increase in wealth management transaction and service fees.

•

Retail credit facilitation service fees decreased by 12.4% to RMB8,128 million (US$1,275 million) in the fourth quarter of 2021 from RMB9,283 million in the same period of 2020, mainly due to a change in revenue mix driven by the evolution of the Company’s risk-sharing business model.

•

Wealth management transaction and service fees increased by 22.9% to RMB708 million (US$111 million) in the fourth quarter of 2021 from RMB576 million in the same period of 2020. The increase was mainly driven by the increase in fees generated from the Company’s current products, which was partially offset by the run-off of legacy products.

•

Net interest income increased by 81.5% to RMB4,234 million (US$664 million) in the fourth quarter of 2021 from RMB2,333 million in the same period of 2020, mainly as a result of the Company’s increased usage of trust funding channels that were consolidated by the Company. As of December 31, 2021, the Company’s on-balance sheet loans accounted for 32.5% of its total loan balance under management, as compared to 21.7% as of December 31, 2020.

•

Guarantee income increased by 538.7% to RMB1,635 million (US$257 million) in the fourth quarter of 2021 from RMB256 million in the same period of 2020, primarily due to the increase in the loans for which the Company bore credit risk.

•

Other income increased to RMB769 million (US$121 million) in the fourth quarter of 2021 from RMB452 million in the same period of 2020, mainly due to the increase in account management fees, collections, and other value-added service fees charged to the Company’s credit enhancement partners as part of the retail credit facilitation process.

•

Investment income decreased by 7.0% to RMB359 million (US$56 million) in the fourth quarter of 2021 from RMB386 million in the same period of 2020, mainly due to the fair value losses from investment assets.

TOTAL EXPENSES

Total expenses increased by 26.2% to RMB11,492 million (US$1,803 million) in the fourth quarter of 2021 from RMB9,106 million in the same period of 2020. Total expenses excluding credit and asset impairment losses, finance costs, and other (gains)/losses increased by 4.0% to RMB8,302 million (US$1,303 million) in the fourth quarter of 2021 from RMB7,982 million in the same period of 2020.

	Three Months Ended December 31,
(In millions except percentages, unaudited)	2020		2021		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	4,885	36.8%	4,835	30.5%	(1.0%)
General and administrative expenses	986	7.4%	971	6.1%	(1.5%)
Operation and servicing expenses	1,650	12.4%	1,900	12.0%	15.2%
Technology and analytics expenses	461	3.5%	597	3.8%	29.5%
Credit impairment losses	985	7.4%	2,533	16.0%	157.2%
Asset impairment losses	7	0.1%	689	4.4%	9,742.9%
Finance costs	326	2.5%	267	1.7%	(18.1%)
Other (gains)/losses - net	(194)	(1.5%)	(300)	(1.9%)	54.6%
Total expenses	9,106	68.5%	11,492	72.6%	26.2%

•	Sales and marketing expenses decreased by 1.0% to RMB4,835 million (US$759 million) in the fourth quarter of 2021 from RMB4,885 million in the same period of 2020.

•

Borrower acquisition expenses decreased by 18.3% to RMB2,297 million (US$360 million) in the fourth quarter of 2021 from RMB2,810 million in the same period of 2020. The decrease was mainly due to 1) increased sales productivity and decreased sales commissions; and 2) the higher base in the fourth quarter of 2020 due to the recognition of amortized selling expenses from loans originated in prior years.

•

Investor acquisition and retention expenses decreased by 23.8% to RMB173 million (US$27 million) in the fourth quarter of 2021 from RMB227 million in the same period of 2020, mostly due to the improvement in the Company’s investor acquisition efficiency.

•

General sales and marketing expenses increased by 28.0% to RMB2,365 million (US$371 million) in the fourth quarter of 2021 from RMB1,848 million in the same period of 2020, primarily due to an increase in general sales cost and the lower base in the fourth quarter of 2020 as a result of the social security relief during the COVID-19 outbreak.

•

General and administrative expenses decreased by 1.5% to RMB971 million (US$152 million) in the fourth quarter of 2021 from RMB986 million in the same period of 2020 as a result of the Company’s expense control measures.

•

Operation and servicing expenses increased by 15.2% to RMB1,900 million (US$298 million) in the fourth quarter of 2021 from RMB1,650 million in the same period of 2020, primarily due to 1) the increase of trust plan management expenses, which resulted from the increase in consolidated trust plans, and 2) growth in the outstanding balance of loans facilitated.

•

Technology and analytics expenses increased by 29.5% to RMB597 million (US$94 million) in the fourth quarter of 2021 from RMB461 million in the same period of 2020, mainly due to the Company’s ongoing investments in technology research and development.

•

Credit impairment losses increased by 157.2% to RMB2,533 million (US$397 million) in the fourth quarter of 2021 from RMB985 million in the same period of 2020, mainly driven by 1) increase of provision and indemnity loss driven by increased risk exposure, as of December 31, 2021, the Company bore risk on 16.6% of its outstanding balance, up from 6.3% as of December 31, 2020, and 2) increased provision expense due to cash flow changes in non-performing assets related to legacy business.

•

Asset impairment losses increased to RMB689 million (US$108 million) in the fourth quarter of 2021 from RMB7 million in the same period of 2020, mainly due to impairment loss of intangible assets related to Qianhai exchange and Tianjin guarantee company.

•

Finance costs decreased by 18.1% to RMB267 million (US$42 million) in the fourth quarter of 2021 from RMB326 million in the same period of 2020, mainly due to a decrease in the balance of convertible bonds following the Company’s C-round convertible notes restructuring and the increase in interest income resulting from the increase in deposits.

•

Other gains increased to RMB300 million (US$47 million) in the fourth quarter of 2021 from RMB194 million in the same period of 2020, mainly due to the foreign exchange gain in the fourth quarter of 2021.

NET PROFIT

Net profit increased by 1.7% to RMB2,896 million (US$454 million) in the fourth quarter of 2021 from RMB2,847 million in the same period of 2020, driven by the aforementioned factors. Non-IFRS adjusted net profit increased by 19.7% to RMB3,409 million (US$535 million) in the fourth quarter of 2021 from RMB2,847 million in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.26 (US$0.20) and RMB1.21 (US$0.19), respectively, in the fourth quarter of 2021.

BALANCE SHEET

The Company had RMB34,743 million (US$5,452 million) in cash at bank as of December 31, 2021, as compared to RMB24,159 million as of December 31, 2020.

Recent Developments

US$1 Billion Share Repurchase Program

During 2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of US$1 billion of its ADSs during the specific period. As of December 31, 2021, the Company had repurchased approximately 107.0 million ADSs for approximately US$863.5 million under these share repurchase programs.

US$500 Million Share Repurchase Program

On March 7, 2022, the Company’s board of directors authorized an additional share repurchase program (the “US$500M Share Repurchase Program”), under which the Company may repurchase up to an aggregate of US$500 million worth of its ADSs over the following twelve months. The Company’s proposed repurchases under this share repurchase program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Annual Dividend Policy

On March 7, 2022, the board of directors of the Company approved and declared a cash dividend of US$0.68 per ordinary share on the Company’s outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on April 8, 2022. The payment date will be April 15, 2022. Holders of ADSs, each two ADSs representing one ordinary share, will accordingly be entitled to a cash dividend of US$0.34 per ADS. The depository, Citibank, N.A., will distribute the dividend to holders of ADSs on or about April 22, 2022.

Business Outlook

For the full year of 2022, the Company expects its new loans facilitated to grow by 9%—12% to the range of RMB706.8 billion to RMB726.2 billion and wealth management client assets to grow by 2%—3% to the range of RMB441.3 billion to RMB445.7 billion. The Company expects its total income to grow by 10%—12% to the range of RMB68.0 billion to RMB69.3 billion, and net profit to grow by 11%—13% year over year to the range of RMB18.6 billion to RMB18.9 billion.

For the first quarter of 2022, the Company expects its new loans facilitated to grow by -2%—2% year over year to the range of RMB169.0 billion to RMB175.8 billion and wealth management client assets to grow by 2%—3% year over year to the range of RMB429.6 billion to RMB433.8 billion. Since retail credit facilitation income is recognized over the life of a loan and is more driven by loan balance, the Company expects its total income to grow by 8%—10% year over year to the range of RMB16.5 billion to RMB16.8 billion. In the first quarter, net profit will grow by -2%—2% year over year to the range of RMB4.9 billion to RMB5.1 billion, when excluding impact from the legacy P2P products in 2021, net profit is expected to grow by 6%—10% year over year.

For the first half of 2022, the Company expects its new loans facilitated to grow by 3%—6% year over year to the range of RMB334.8 billion to RMB344.6 billion and wealth management client assets to grow by 3%—4% year over year to the range of RMB433.7 billion to RMB437.9 billion. The Company expects its total income to grow by 10%—12% year over year to the range of RMB33.1 billion to RMB33.7 billion, and net profit to grow by 1%—3% year over year to the range of RMB9.8 billion to RMB10.0 billion, and by 6%—9% excluding the legacy P2P impact in 2021.

Conference Call Information

The Company’s management will hold an earnings conference call at 8:00 P.M. U.S. Eastern Time on Wednesday, March 9, 2022 (9:00 A.M. Beijing Time on Thursday, March 10, 2022) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://www.incommglobalevents.com/registration/q4inc/10252/lufax-holding-ltd-fourth-quarter-2021-earnings-conference-call/

A replay of the conference call will be accessible through March 17, 2022 (+1 (866) 813-9403 or +1 (226) 828-7578; replay access code: 597354). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the rate in effect as of December 30, 2021, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

Lufax uses Non-IFRS measures including adjusted net profit and adjusted net margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Lufax believes that adjusted net profit help identify underlying trends in the Company’s business by excluding the impairment losses of good will and intangible asset and the impact of non-recurring expense related to C-round convertible notes restructuring. The Non-IFRS adjusted net margin is calculated by dividing net profit excluding the impairment losses of good will and intangible asset and non-recurring expense related to C-round convertible notes restructuring by total income.

Lufax believes that adjusted net profit and adjusted net margin provide useful information about the Company’s operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Lufax’s management in its financial and operational decision-making.

Non-IFRS adjusted net profit and adjusted net margin are not defined under IFRS and are not presented in accordance with IFRS. This Non-IFRS financial measures have limitations as analytical tool, and when assessing the Company’s operating performance, cash flows or its liquidity, investors should not consider them in isolation, or as a substitute for net profit, net margin or other consolidated statements of comprehensive income data prepared in accordance with IFRS. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this Non-IFRS financial measures, please see the table captioned “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” set forth at the end of this press release.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	9,859,002	8,836,164	1,386,587	41,221,842	38,294,317	6,009,214
Retail credit facilitation service fees	9,283,066	8,127,905	1,275,446	39,456,904	36,086,974	5,662,834
Wealth management transaction and service fees	575,936	708,259	111,141	1,764,938	2,207,343	346,380
Net interest income	2,333,233	4,234,114	664,425	7,750,460	14,174,231	2,224,246
Guarantee income	256,008	1,634,938	256,557	601,644	4,370,342	685,802
Other income	452,263	769,097	120,688	1,517,042	3,875,407	608,136
Investment income	386,004	358,866	56,314	939,899	1,151,753	180,735
Share of net profits of investments accounted for using the equity method	(527)	(1,725)	(271)	14,837	(31,143)	(4,887)

Total income	13,285,983	15,831,454	2,484,301	52,045,724	61,834,907	9,703,246

Sales and marketing expenses	(4,884,714)	(4,834,811)	(758,687)	(17,813,557)	(17,993,072)	(2,823,506)
General and administrative expenses	(986,060)	(970,864)	(152,350)	(2,975,544)	(3,559,323)	(558,535)
Operation and servicing expenses	(1,650,278)	(1,899,665)	(298,099)	(6,031,297)	(6,557,595)	(1,029,030)
Technology and analytics expenses	(461,193)	(596,647)	(93,627)	(1,792,081)	(2,083,994)	(327,024)
Credit impairment losses	(984,689)	(2,532,985)	(397,481)	(3,035,188)	(6,643,727)	(1,042,546)
Asset impairment losses	(7,168)	(689,286)	(108,164)	(7,168)	(1,100,882)	(172,752)
Finance costs	(325,961)	(267,359)	(41,954)	(2,865,654)	(995,515)	(156,218)
Other gains/(losses) - net	194,428	299,807	47,046	384,270	499,379	78,363

Total expenses	(9,105,635)	(11,491,810)	(1,803,316)	(34,136,219)	(38,434,729)	(6,031,248)

Profit before income tax expenses	4,180,348	4,339,644	680,985	17,909,505	23,400,178	3,671,999
Income tax expenses	(1,332,865)	(1,443,350)	(226,493)	(5,633,265)	(6,691,118)	(1,049,982)

Net profit for the period	2,847,483	2,896,294	454,492	12,276,240	16,709,060	2,622,016

Net profit/(loss) attributable to:
Owners of the Group	2,886,433	2,906,087	456,028	12,354,114	16,804,380	2,636,974
Non-controlling interests	(38,950)	(9,793)	(1,537)	(77,874)	(95,320)	(14,958)

Net profit for the period	2,847,483	2,896,294	454,492	12,276,240	16,709,060	2,622,016

Earnings per share
-Basic earnings per share	2.50	2.51	0.39	11.19	14.22	2.23

-Diluted earnings per share	2.44	2.42	0.38	11.10	13.38	2.10

-Basic earnings per ADS	1.25	1.26	0.20	5.59	7.11	1.12

-Diluted earnings per ADS	1.22	1.21	0.19	5.55	6.69	1.05

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	USD
Assets
Cash at bank	24,158,568	34,743,188	5,451,964
Restricted cash	23,029,588	30,453,539	4,778,825
Financial assets at fair value through profit or loss	34,423,897	31,023,211	4,868,219
Financial assets at amortized cost	6,563,969	3,784,613	593,888
Financial assets purchased under reverse repurchase agreements	700,007	5,527,177	867,335
Accounts and other receivables and contract assets	23,325,978	22,344,773	3,506,382
Loans to customers	119,825,814	214,972,110	33,733,815
Deferred tax assets	3,358,664	4,873,370	764,738
Property and equipment	424,043	380,081	59,643
Investments accounted for using the equity method	489,931	459,496	72,105
Intangible assets	1,882,462	899,406	141,136
Right-of-use assets	973,547	804,990	126,320
Goodwill	9,046,830	8,918,108	1,399,446
Other assets	686,949	1,249,424	196,062

Total assets	248,890,247	360,433,486	56,559,879

Liabilities
Payable to platform users	9,114,906	2,747,891	431,204
Borrowings	10,315,445	25,927,417	4,068,578
Current income tax liabilities	2,610,610	8,222,684	1,290,319
Accounts and other payables and contract liabilities	5,483,757	8,814,255	1,383,149
Payable to investors of consolidated structured entities	110,367,718	195,446,140	30,669,764
Financial guarantee liabilities	748,674	2,697,109	423,235
Deferred tax liabilities	5,733,733	833,694	130,825
Lease liabilities	979,419	794,544	124,681
Convertible promissory note payable	10,117,188	10,669,498	1,674,277
Optionally convertible promissory notes	7,530,542	7,405,103	1,162,022
Other liabilities	2,736,934	2,315,948	363,423

Total liabilities	165,738,926	265,874,283	41,721,477

Equity
Share capital	77	75	12
Share premium	33,213,426	33,365,786	5,235,820
Treasury shares	(2)	(5,560,104)	(872,502)
Other reserves	7,418,710	9,304,995	1,460,157
Retained earnings	40,927,597	55,942,943	8,778,669

Total equity attributable to owners of the Company	81,559,808	93,053,695	14,602,155

Non-controlling interests	1,591,513	1,505,508	236,247

Total equity	83,151,321	94,559,203	14,838,402

Total liabilities and equity	248,890,247	360,433,486	56,559,879

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	(2,378,084)	(629,561)	(98,792)	7,121,282	4,987,472	782,643
Net cash generated from/(used in) investing activities	(5,176,335)	2,949,461	462,835	(15,003,750)	313,822	49,246
Net cash generated from/(used in) financing activities	18,017,702	(1,631,703)	(256,050)	24,873,923	(2,448,028)	(384,149)
Effects of exchange rate changes on cash and cash equivalents	(705,491)	(98,354)	(15,434)	(517,865)	(142,607)	(22,378)

Net increase in cash and cash equivalents	9,757,792	589,843	92,559	16,473,590	2,710,659	425,362
Cash and cash equivalents at the beginning of the period	14,027,859	25,906,467	4,065,290	7,312,061	23,785,651	3,732,488

Cash and cash equivalents at the end of the period	23,785,651	26,496,310	4,157,849	23,785,651	26,496,310	4,157,849

LUFAX HOLDING LTD

UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net profit	2,847,483	2,896,294	454,492	12,276,240	16,709,060	2,622,016
Add: Non-recurring expense related to C-round convertible notes restructuring	—	—	—	1,326,007	—	—
Impairment losses of good will and intangible asset	—	682,646	107,122	—	1,092,662	171,463
Less: Tax effects on impairment losses of good will and intangible asset	—	(170,033)	(26,682)	—	(240,985)	(37,816)

Non-IFRS adjusted net profit	2,847,483	3,408,907	534,932	13,602,247	17,560,737	2,755,663

Total income	13,285,983	15,831,454	2,484,301	52,045,724	61,834,907	9,703,246
Net margin	21.4%	18.3%	18.3%	23.6%	27.0%	27.0%
Non-IFRS adjusted net margin	21.4%	21.5%	21.5%	26.1%	28.4%	28.4%